                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                 PRESS RELEASE ISSUED ON OCTOBER 17, 2002
   -----------------------------------------------------------------------------

         QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
--------------------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                          Form 40-F  X
         -----                              -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


Yes                   No  X
   -----                -----

                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.     Press Release issued on October 17, 2002 (#18/02).

                              [QUEBECOR WORLD LOGO]


OCTOBER 17TH, 2002                                                         18/02

FOR IMMEDIATE RELEASE                                                PAGE 1 OF 2


                  QUEBECOR WORLD ANNOUNCES DIVIDEND RATE RESET
                         FOR SERIES 2 PREFERRED SHARES.


Montreal, Canada - Quebecor World Inc. announced today the conversion privilege and dividend rate reset for holders of its Series 2 Preferred Shares in accordance with the terms applicable to those shares.

Holders of Quebecor World Inc. Series 2 Preferred Shares have the right to convert all or part of their shares, effective on December 1st, 2002, on a one-for-one basis, into Series 3 Preferred Shares, provided that a minimum number of Series 2 Preferred shares are tendered for conversion. Holders who do not convert their shares will retain their Series 2 Preferred Shares and, starting on December 1st, 2002, will receive, in lieu of the existing quarterly fixed rate dividend, a floating dividend equal to a percentage of the prime rate, subject to certain adjustments, in accordance with the terms of such shares, as and when declared by the Board of Directors of Quebecor World Inc.

As of December 1st, 2002, the Series 3 Preferred Shares will pay on a quarterly basis, as and when declared by the Board of Directors of Quebecor World Inc., a fixed cash dividend for the following five years based on a fixed rate equal to 145% of the yield on five-year non-callable Government of Canada Bonds determined on November 12th, 2002. The annual dividend rate for the Series 3 Preferred Shares will be published on November 15th, 2002 in several newspapers. Holders of Series 2 Preferred Shares will also receive a notice summarizing their conversion right.

FOR IMMEDIATE RELEASE                                                PAGE 2 OF 2

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts
Vice-President,
Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                            QUEBECOR WORLD INC.



                            By: /s/ Christian Paupe
                                    --------------------------------------------
                            Name:   Christian Paupe
                            Title:  Executive Vice President,
                                    Chief Administrative Officer and
                                    Chief Financial Officer



Date: October 17, 2002